UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release, as corrected,  of Aegean Marine Petroleum Network Inc. dated October 17, 2007, announcing the launch of the Company’s own-brand line of lubricants, Alfa Marine Lubricants.

Exhibit 1

CONTACTS:
Ziad Nakhleh	E. Nikolas Tavlarios	Investor Relations:
Chief Financial Officer	President	Leon Berman, Principal
(011) 30-210-458-6200	(212) 763-5659	The IGB Group
znakhleh@ampni.com	ntavlarios@ampni.com	(212) 477-8438

Aegean Marine Petroleum Network Inc. Launches New Lubricant Service

Company to Complement Existing Marine Fuel Services with Exclusive Line of Own-Brand Lubricants;
New Service to be Available Worldwide

PIRAEUS, Greece, October 17, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, today announced that it has launched Alfa Marine Lubricants, the Company’s own-brand line of lubricants that it intends to market and distribute globally.

The Alfa line of lubricants uses only non-recycled, mineral-based oils and meets stringent engine manufacturer specifications that exceed the requirements of many original engine manufacturers (OEMs). As a manager of the marine fuel supply chain from procurement to delivery, Aegean is positioned to become the first fully independent supplier of marine lubricants, a market traditionally led by major oil companies. Currently, Alfa Marine Lubricants are available in Aegean service centers based in Greece and Singapore, two major global ports. Management plans to roll out the branded lubricants throughout the Company’s network of service centers worldwide and to further expand distribution of the brand to the top 20 bunkering ports worldwide.

E. Nikolas Tavlarios, President, commented, “Our new lubricant service is a natural extension for Aegean. Consistent with the company’s strategy to physically supply marine fuel, our high-quality, branded line of lubricants will provide added value to our customers and further enhance Aegean’s leading reputation as a full-service logistics company. Through our well-funded growth plan, we continue to take advantage of the large number of seaborne vessels currently under construction for the world fleet and are positioning ourselves to capitalize on our role as the first independent global retailer of lubricants.”

Mr. Tavlarios added, “We plan to grow in the 600-million-gallon annual world ship lubricant business by leveraging Aegean’s market and technical expertise as well as the Company’s strong customer relationships throughout our expanding global service center network. By seamlessly integrating our new lubricant service into our existing operating platform, management will remain committed to providing innovative solutions for customers.”

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  Through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, West Africa and Northern Europe, the Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: October 18, 2007	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

SK 23250 0002 820337